UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

CHENIERE ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

16411Q101

(CUSIP Number)

H. Davis Thames

700 Milam Street

Suite 800

Houston, Texas 77002

(713) 375-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 16411Q101	Page 2 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere Energy Partners LP Holdings, LLC 36-4767730
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,963,488 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,963,488 Common Units
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,963,488 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%[1]
14	TYPE OF REPORTING PERSON OO - limited liability company

[1]	The percentages relating to common units reported herein are based on 57,078,848 common units outstanding as of October 16, 2013, as reported in the Form 10-Q filed with the Securities and Exchange Commission by the issuer on November 8, 2013.

SCHEDULE 13D

CUSIP No. 16411Q101	Page 3 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere Energy, Inc. 95-4352386
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,963,488 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,963,488 Common Units
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,963,488 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 16411Q101	Page 4 of 6

Explanatory Note

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends the Schedule 13D filed on February 14, 2008 (the “Original Filing”), as amended by Amendment No. 1 to Schedule 13D filed on February 17, 2009 (“Amendment No. 1”), as amended and restated in its entirety by Amendment No. 2 to Schedule 13D filed on October 3, 2011 (“Amendment No. 2”), as amended and restated in its entirety by Amendment No. 3 to Schedule 13D filed on June 21, 2012 (“Amendment No. 3”), as amended and restated in its entirety by Amendment No. 4 to Schedule 13D filed on August 9, 2012 (“Amendment No. 4”), as amended and restated in its entirety by Amendment No. 5 to Schedule 13D filed on July 31, 2013 (“Amendment No. 5”), and as amended and restated in its entirety by Amendment No. 6 to Schedule 13D filed on December 17, 2013 (“Amendment No. 6” and, together with the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Prior Filings”). Capitalized terms used but not defined herein shall have the meaning given to them in Amendment No. 6.

Item 1. Security and Issuer.

This Amendment No. 7 relates to the common units representing limited partner interests (the “Common Units”) of Cheniere Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), which has its principal executive office at 700 Milam Street, Suite 800, Houston, Texas 77002.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Amendment No. 6 is hereby amended by adding the following paragraph after the second paragraph thereof:

On December 18, 2013, CQP Holdings completed an initial public offering of 36,000,000 of its common shares (the “IPO”). After the conclusion of such IPO, the public owned approximately 15.5% of the outstanding CQP Holdings common shares. CQP Holdings used the net proceeds of the initial public offering (approximately $668.2 million) to repay intercompany indebtedness and payables (in the aggregate amount of approximately $259.8 million) and otherwise to distribute a dividend to Cheniere Energy with the remaining proceeds.

Item 5. Interests in Securities of the Issuer.

Item 5 of Amendment No. 6 is amended and restated in its entirety as follows:

(a) CQP Holdings is the record and beneficial owner of (i) 11,963,488 Common Units, which in the aggregate represents approximately 21.0% of the outstanding Common Units, (ii) 45,333,334 Class B Units, which in the aggregate represents approximately 31.2% of the outstanding Class B Units which are convertible into Common Units upon the satisfaction of certain conditions, and (iii) 135,383,831 Subordinated Units which are convertible into an equal number of Common Units upon the satisfaction of certain conditions.

Cheniere Energy does not directly own any units of the Issuer. By virtue of its ownership of approximately 84.5% of the outstanding common shares of CQP Holdings as well as its right to appoint the board of directors of CQP Holdings, Cheniere Energy may be deemed to possess indirect beneficial ownership of the Common Units, Subordinated Units and Class B Units beneficially owned by CQP Holdings.

The filing of this Schedule 13D/A shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D/A other than securities owned of record by such Reporting Person.

Except as indicated in this Item 5 or as set forth in Exhibit 99.2, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Exhibit 99.2 to this Schedule 13D/A owns beneficially, or has any right to acquire, directly or indirectly, any Common Units.

SCHEDULE 13D

CUSIP No. 16411Q101	Page 5 of 6

(b) CQP Holdings has the shared power to vote or direct the vote of the 11,963,488 Common Units beneficially owned by it. CQP Holdings also has the shared power to vote or direct the vote of the 45,333,334 Class B Units owned by it. Each Class B Unit has the same power to vote as a Common Unit and owners of either security generally vote together as a single class. CQP Holdings’ shared voting power over the Class B Units beneficially owned by it together with the Common Units beneficially owned by it represent approximately 28.3% of the voting power of the currently outstanding Class B Units and Common Units voting together as a single class. CQP Holdings also has the shared power to vote or direct the voting of 135,383,831 Subordinated Units which are convertible into an equal number of Common Units upon the satisfaction of certain conditions. CQP Holdings’ voting power is shared with Cheniere Energy, which owns approximately 84.5% of the outstanding common shares of CQP Holdings and has the right to appoint the board of directors of CQP Holdings.

CQP Holdings also has the shared power to dispose of or cause the disposition of the Common Units, Class B Units and Subordinated Units beneficially owned by it. CQP Holdings’ dispositive power is shared with Cheniere Energy, which owns approximately 84.5% of the outstanding common shares of CQP Holdings, has the right to appoint the board of directors of CQP Holdings and – pursuant to its limited liability company agreement – has the right to consent to any disposition of Issuer securities by CQP Holdings.

The filing of this Amendment No. 7 shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D/A other than securities owned of record by such Reporting Person.

(c) Except as otherwise described herein, the Reporting Persons have not entered into any transactions in the Issuer’s securities effected within the 60 days preceding this filing.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units being reported on this Amendment No. 7.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Amendment No. 6 is amended and restated in its entirety as follows:

On December 12, 2013, Cheniere Energy and CQP Holdings entered into an underwriting agreement (the “2013 Underwriting Agreement”) with Goldman, Sachs & Co. and Morgan Stanley & Co. LLC as representatives (the “Representatives”) of certain underwriters (the “2013 Underwriters”) in connection with the IPO. Pursuant to the 2013 Underwriting Agreement, CQP Holdings agreed with the 2013 Underwriters, for a period commencing on December 12, 2013 and ending on the 180th day after the date of the prospectus relating to the IPO, not to offer, sell, contract to sell, pledge, grant any option to purchase or make any short sale or otherwise transfer or dispose of, directly or indirectly, any of the Common Units, Subordinated Units or Class B Units described above, whether any such transaction is to be settled by delivery of securities, in cash or otherwise, without the prior written consent of the Representatives. The 2013 Underwriting Agreement is Exhibit 99.3 hereto and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Item 7 of Amendment No. 6 is amended by adding in sequential order the following:

Exhibit 99.3	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to CQP Holdings’ Form 8-K as filed with the Securities and Exchange Commission on December 18, 2013)

SCHEDULE 13D

CUSIP No. 16411Q101	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

December 20, 2013	CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

	By:	/s/ H. Davis Thames
H. Davis Thames
	Title:	Chief Financial Officer

CHENIERE ENERGY, INC.

	By:	/s/ H. Davis Thames
H. Davis Thames
	Title:	Senior Vice President and Chief Financial Officer